Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 **f** 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED
2008 JUN 25 A 9:-4

17 June 2008

File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance [redacted]
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

08003403

SUPPL

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. AGM Statement
2. Total Voting Rights

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Lucie Collins
Group Reporting Accountant
Direct Line 01932 264149
luciecollins@michaelpage.com

PROCESSED
JUN 26 2008
THOMSON REUTERS

dlw 6/25

Regulatory Announcement

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Company	Michael Page Intl
TIDM	MPI
Headline	Total Voting Rights
Released	10:40 30-May-08
Number	6022V10

Michael Page INTERNATIONAL

RNS Number : 6022V
Michael Page International PLC
30 May 2008

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 321,433,847 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 321,433,847.

The above figure of 321,433,847 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc, under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Michael Page
INTERNATIONAL

Company	Michael Page Intl
TIDM	MPI
Headline	AGM Statement
Released	15:39 23-May-08
Number	2059V15

RNS Number : 2059V
Michael Page International PLC
23 May 2008

Michael Page International plc announces that at today's Annual General Meeting all resolutions were duly passed by shareholders.

The result of the proxy voting on each resolution was as follows:

Meeting date:	**23 May 2008**
Number of cards (shareholders) at meeting date:	**4**
Issued share capital at meeting date:	**324,235,861**
Number of votes per share:	**One**
Meeting type :	**AGM**

Resolution (No. as noted on proxy form)	**Shares For**	**Shares Discretionary**	**Shares Against**	**Shares Marked A Votes Withheld**
1. Report and Accounts for the year ended 31 December 2007	227,170,264	220	-	175,863
2. Declare a final dividend	227,163,089	220	16,635	166,403
3. Re-elect Steve Ingham as a Director	226,552,845	220	634,857	158,425
4. Re-elect Dr Tim Miller as a Director	227,031,692	220	156,010	158,425
5. Elect Ruby McGregor-Smith as a Director	226,531,442	620	655,860	158,425
6. Approve Directors Remuneration Report	216,041,863	620	10,743,860	560,003

7. Re-appoint Deloitte & Touche LLP as auditors	226,818,958	220	305,249	221,920
8. To make political donations	225,645,274	220	1,517,815	183,038
9. Allotment of Shares	225,138,065	220	1,998,351	209,711
10. Disapplication of pre-emption rights	226,333,962	346,095	7,865	658,425
11. Purchase of Own Shares	225,074,844	220	2,049,363	221,920
12. Adopt new Articles of Association	226,600,801	220	561,088	184,238

* A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

In accordance with Listing Rules 9.6.2 R and 9.6.3 R, two copies of Special Resolutions 10, 11 and 12 have been forwarded to their Document Viewing Facility at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel no: 020 7066 1000

Kelvin Stagg, Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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